12013651

SEC Mail Processing Section

MAR 05 2012

Washington, DC 125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68040

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triliad Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 6th Ave., 2nd Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David McPhedran (646) 380-2095
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Larsen Allen, LLP
(Name – *if individual, state last, first, middle name*)

3000 Northup Way, #200 (Address) Bellevue (City) WA (State) 98004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David McPhedran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triliad Securities, LLC, as of December 31st, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 22 DAY OF February, 2012.
BY THOMAS J. HAUG

NOTARY PUBLIC

THOMAS JOHN HAUG
Notary Public - State of New York
NO. 01HA6206568
Qualified in Nassau County
My Commission Expires 5/26/2013

Signature

Managing Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRILIAD
securities, llc.

February 8, 2012

CliftonLarsonAllen LLP
3000 Northup Way, Suite 200
Bellevue, WA 98004

We are providing this letter in connection with your audit of the balance sheet of Triliad Securities, LLC as of December 31, 2011, and the related statements of income, retained earnings, and cash flows for the year then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Triliad Securities, LLC in conformity with U.S. generally accepted accounting principles. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with U.S. generally accepted accounting principles. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, as of February 7, 2012, the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with U.S. generally accepted accounting principles.

2. We have made available to you all—

   a. Financial records and related data.

   b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We have not identified or been notified of any uncorrected financial statement misstatements.

6. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

7. We have no knowledge of any fraud or suspected fraud affecting the company involving—

    a. Management,

    b. Employees who have significant roles in internal control, or

    c. Others where the fraud could have a material effect on the financial statements.

8. We have no knowledge of any allegations of fraud or suspected fraud affecting the company received in communications from employees, former employees, regulators, or others.

9. The company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

10. Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances, lines of credit, or similar arrangements have been properly disclosed.

11. Provisions have been made for losses to be sustained in the fulfillment of, or from inability to fulfill, any sales commitments.

12. All expenditures represent valid business expenses.

13. The following, if any, have been properly recorded or disclosed in the financial statements:

    a. Related party transactions and related accounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.

    b. Guarantees, whether written or oral, under which the company is contingently liable.

    c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with *FASB Accounting Standards Codification 275, Risks and Uncertainties.*

14. There are no:

    a. Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with *FASB Accounting Standards Codification 450, Contingencies.*

c. Pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification 450, *Contingencies* (formerly Statement of Financial Accounting Standards No. 5), or which would affect federal award programs, and we have not consulted a lawyer concerning litigation, claims, or assessments.

d. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by *FASB Accounting Standards Codification 450, Contingencies.*

15. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

16. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

17. We acknowledge our responsibility for presenting the supplemental information in accordance with U.S. generally accepted accounting principles, and we believe the supplemental information, including its form and content, is fairly presented in accordance with U.S. generally accepted accounting principles. The methods of measurement and presentation of the supplemental information have not changed from those used in the prior period, and we have disclosed to you any significant assumptions or interpretations underlying the measurement and presentation of the supplementary information.

18. As part of your audit, you prepared the draft financial statements and related notes from the trial balance. We have designated an individual who possesses suitable skill, knowledge, or experience to oversee your services and have made all management decisions and performed all management functions. We have reviewed, approved, and accepted responsibility for those financial statements and related notes.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Signature: [signature] Title: 2/8/12

Signature: [signature] Title: 2/8/12

TRILIAD SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2011

TRILIAD SECURITIES, LLC
TABLE OF CONTENTS
YEAR ENDED DECEMBER 31, 2011

CliftonLarsonAllen

CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Triliad Securities, LLC
Seattle, Washington

We have audited the accompanying statement of financial condition of Triliad Securities, LLC (the Company) as of December 31, 2011, and the related statements of income, changes in members' equity, and cash flows for the year then ended, that you filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Triliad Securities, LLC as of December 31, 2011, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 8 through 13 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Bellevue, Washington
February 8, 2012

TRILIAD SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents	$	11,809
Other Assets		20
Total Current Assets	$	11,829

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	4,017
Members' Equity		7,812
Total Liabilities and Members' Equity	$	11,829

See Accompanying Notes to Financial Statements.

TRILIAD SECURITIES, LLC
STATEMENT OF LOSS
YEAR ENDED DECEMBER 31, 2011

COMMISSION REVENUES	$	7,500
OPERATING EXPENSES		8,265
LOSS FROM OPERATIONS		(765)
OTHER EXPENSE		
Interest Expense		(479)
NET LOSS	$	(1,244)

See Accompanying Notes to Financial Statements.

TRILIAD SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2011

BALANCE, DECEMBER 31, 2010	$	6,056
Net Loss		(1,244)
Capital Contributions		3,000
BALANCE, DECEMBER 31, 2011	$	7,812

See Accompanying Notes to Financial Statements.

TRILIAD SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

	2011
CASH FLOWS FROM OPERATING ACTIVITIES	
Cash Received from Customers	$ 7,500
Cash Paid to Suppliers	(8,779)
Interest Paid	(479)
Net Cash Used by Operating Activities	(1,758)
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' Contributions	3,000
Members' Withdrawals	-
Net Cash Provided by Financing Activities	3,000
NET INCREASE (DECREASE) IN CASH	1,242
Cash - Beginning of Year	10,567
CASH - END OF YEAR	$ 11,809
RECONCILIATION OF NET LOSS TO NET CASH USED BY OPERATING ACTIVITIES	
Net Loss	$ (1,244)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities	
Change in Assets:	
Other Assets	(20)
Change in Liabilities:	
Accounts payable	(494)
Total Adjustments	(514)
Net Cash Used in Operating Activities	$ (1,758)

See Accompanying Notes to Financial Statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Triliad Securities, LLC (the Company) is located in Seattle, Washington and was created on May 21, 2008. The Company is an introducing broker/dealer that offers merger and acquisition advisory services and helps clients raise capital via private placements.

The Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) consider the Company a broker/dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company records trade accounts receivable from customers based on monthly billings for services performed. The past due status of individual accounts is determined by the related customer contracts. Accounts are written off as uncollectible when management determines that collection of the balance is remote.

Revenue Recognition

Service fee revenue is recognized as it is earned. Other revenue, such as commissions, is recognized when received. Use of this method does not result in a material difference from the accrual method required by generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Federal Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Federal Income Taxes (Continued)

The Company has not identified any uncertainty in income tax positions that would jeopardize the entity's status as a pass-through entity.

The Company's income tax returns are subject to review and examination by federal authorities. The tax returns are open to examination by federal authorities for the years 2008 to 2009.

Subsequent Events

Subsequent events have been evaluated through February 8, 2012, which is the date the financial statements were available to be issued.

NOTE 2 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $7,792, which was $2,792 in excess of the required minimum net capital of $5,000, and a net capital ratio of 1.94 to 1.

NOTE 3 CONCENTRATIONS OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist of cash. The Company grants credit on an unsecured basis and controls credit risk on any accounts receivable through monitoring procedures.

The Company places its cash with high quality credit institutions. At times, such balances may be in excess of the Federal Deposit Insurance Corporation limit. The Company believes it is not exposed to any significant credit risk on its cash accounts.

TRILIAD SECURITIES, LLC
COMPUTATION OF AUDITED NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2011

TOTAL OWNERSHIP EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 7,812
NONALLOWABLE ASSETS	
Other Asset	(20)
NET CAPITAL	$ 7,792

TRILIAD SECURITIES, LLC
RECONCILIATION OF UNAUDITED FOCUS REPORT NET CAPITAL TO AUDITED NET CAPITAL
DECEMBER 31, 2011

There are no reconciling items between net capital as reported in the Company's Part II (unaudited) Focus Report and Net Capital as reported on Page 8.

TRILIAD SECURITIES, LLC
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
DECEMBER 31, 2011

AGGREGATE INDEBTEDNESS	
Accounts Payable	$ 4,017
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum Net Capital	$ 5,000
NET CAPITAL	$ 7,792
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.94 to 1

TRILIAD SECURITIES, LLC
DECEMBER 31, 2011

REPORT DESCRIBING ANY MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT

Not Applicable

STATUS OF THE REMAINING ITEMS FOUND ON PAGE 2 OF THE ANNUAL AUDITED REPORT FORM X-17A-5 PART III

(f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors	Not Applicable
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3	Not Applicable
(k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to the Methods of Consolidation	Not Applicable

CliftonLarsonAllen

CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Triliad Securities, LLC
Seattle, Washington

In planning and performing our audit of the financial statements of Triliad Securities, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Bellevue, Washington
February 8, 2012